UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
6 January 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Arc Logistics Partners, LP

File No. 1-36168 -- CF# 33176
_____

Arc Logistics Partners, LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2015.

Based on representations by Arc Logistics Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through May 1, 2020
Exhibit 10.3	through May 1, 2020
Exhibit 10.4	through May 14, 2018
Exhibit 10.5	through May 14, 2018
Exhibit 10.6	through May 14, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary